Community Driven AI: Decentralizing AI and Data Ownership


Main Menu
AI Assistant
Data Marketplace
Community Driven AI
mEinstein AI
Data Marketplace
Community Driven AI
Please find vegan nutrition experts to help me
10KB
$35.00
Finance Data
50MB
Personal Care Data
10MB
Nutrition Data
20MB
Home Care Data
40MB
Sell Data
Teach the AI more vegetarian recipes?
Yes please!
Nope
Thanks for your vote!

meinstein.ai North Andover MA

Technology | Software | AI | B2C | App

Highlights

1. Breakthrough AI technology for the masses. First of its kind. By the community for the community

2. Organize & sell your data, Use AI to help with daily life, Co-create & monetize AI with the community

3. Robust revenue model from web3 marketplace, user monetization, subscriptions & service affiliates.

4. Private and anonymous -Users control their data. Data, logic, and processing are local on the device

5. 4 Conversational AI - Worlds most advanced conversational AI engine + NEXT GEN Automation device

5. Conversational AI - Worlds most advanced conversational AI engine + NEXT GEN Automation Tasks

6. Founder: former Global Head of IBM's Big Data, Analytics, and Cognitive. Co-founders: leaders in AI

7. CEO - 3X Entrepreneur, Founded Pioneer AI StartUp in LATAM. B2B Clients in TV, Tech, Insurance

8. 2020 Market Size valued at $62.4B*. Forecast mE Revenue of $45M in Year 3 (not guaranteed)

LEAD INVESTOR

Mark Iamonaco

Energy Ventures Group ("EVG") is a private equity investor who invests in clean energy generation and storage as well as potentially highly impactful start-up technology companies. EVG invested in mEinstein ("mE") for the following three core reasons: 1. Compelling use case given that AI is brought to bear automating life's monotonous, yet important tasks; while also truly creating a community driven platform. This is done while simultaneously enabling users to completely control their privacy and allowing them to benefit financially from the use of mE. In short, mE gives the power of AI directly to the user/community, as opposed to a large tech company or advertiser, which we feel will make its continued use, by the community, compelling; 2. Their technology likely creates a strong and defensible "moat;" while also offering a potential large investment return, given that the Total Addressable Market for this service is estimated at over $62 billion in 2020; and 3. mE has compiled a strong team, which we believe is well positioned to execute on their vision.

Invested $15,000 this round

Our Team



Prithwi Thakuria Founder, President

IBM - Global Practice Leader, Big Data Analytics & Cognitive (Watson). $1.4B portfolio. 8400+ team strong. Entrepreneur, world class Engineer & Senior Management Executive. Led the development of some of the worlds most impactful technologies.

For far too long businesses have used technologies to use and manipulate users in the guise of helping them. They have profited immensely while user's privacy, confidentiality and trust were compromised. We wanted to turn the table and return power back to the users. We wanted user's to have control, power and shape the conversation.



Cris Cantolla CEO & Co-founder

Entrepreneur, Innovator, Marketing strategy specialist & Computer Science Engineer with focus on AI. Founder of EYENET Pioneer company in computer vision and AI in Latin American region (TV, Tech, Insurance), Cofounder of an IOT AgTECH StartUp



Lekha Mishra CTO - Co-Founder

Engineer, Entrepreneur, AI, Augmented Reality, Complex UX/UI, Founder of IPHS rated one of India's Top 100 app dev companies, Lekha and her team have developed a wide range of technologies to serve their clients specializing from AI, AR, UI/UX



Shivang Trivedi Architecture, Engineering & Co-founder

Top AI Talent, Engineer with Management Degree from IIT and the founder of Codencious Technologies one of India's most successful AI and computer vision companies. Throughout his career he has developed cutting-edge technology for multiple industries



Mark Iamonaco Lead Investor

C-suite executive with proven track record leading multi-functional teams delivering solid business results. CEO of Energy Ventures Group



Tod BINKOWSKI Advisor

President and co-founder Energy Ventures Group. 25 year of experience in project development, M&A and investment experience.



Prithwi Thakuria

Power to The People: Welcome to our mission


mE
AI is finally here to change our daily lives. mEinstein AI is he...
Watch later
Share


Will I exceed my monthly budget
Watch on YouTube
mEinstein

mEinstein Business Plan 1.0 01222022 (1).pdf

We have seen the power of AI transform enterprises, space exploration, self-driving cars with results beyond our imagination.

For the last 3 decades, we have read about AI in novels, movies and video games as human companions of the future. From C3PO, to Tars to Tony Stark's "Jarvis", AI assistants have been seen as a companion to help us achieve our missions.

That's why we created mEinstein, for the last 7 years, the team has been pushing to make that dream a reality. To build a solution that is essentially an "IBM Watson for the Masses" that can observe, reason, advise, plan and act on the user's behalf using personalized AI/ML and user's financial and personal specifics..

We wanted mEinstein to be ethical and totally transparent – something that the user can completely trust. So, we designed it in such a way that all user data, AI logic, and processing is local to the user's device, and no one, we mean no one, including ourselves, will have access to the user's data.

> ***Our approach provides users with 100% anonymity, privacy, and control over their data.***

> ***More importantly, mEinstein is completely hacker-proof. Our statement: – "Data is of the user, by the user and for the user.***

The power of Data
For the last 2 decades, users' data has been used in very unethical ways, not only it's being used against them, helping huge corporations monetize more and more off

consumers or even to understand citizens for political manipulation purposes, we all know about Meta and their very unethical tactics. Data Brokers make Billions of dollars yearly by monetizing users' data without even giving a dime to the community.

Data Exchange Marketplace

All this must change now, that's why through the power of Blockchains and DAOs we are allowing users to have Data Ownership rights to monetize or even delete their personal data.


Back
Sell
Delete
10KB
$35.00
Finance Data
50MB
Back
Sell
Delete
× 2
Total Data Selected 10KB
Finance Data
50MB
Back
Sell
Delete
Data Monetization
Payment Methods
Eth
Bitcoin



Personal Care Data
10MB
Nutrition Data
20MB
Home Care Data
40MB
Sell Data
Personal Care Data
10MB
Travel Data
10MB
Home Care Data
40MB
Delete Data
You will receive
35.00 USD
Owner ID
Buyer ID
Transaction ID
Contract Number
Previous
Confirm Data Monetization

Using the **Data Exchange Marketplace** users not only have complete ownership rights over their data as Non-Fungible Tokens but they will also be able to track each data package they sell by Owner ID, Buyer ID to identify verified data buyers, Transaction ID, and Data Contract ID. Creating a traceable network of data exchange that empowers the community and creates a transparent data industry.



Available Data Contracts
Financial Data for App Survey
Nutritional Data for medical research
Car Maintenance Data for Self Driving Cars
Budgeting Data for University Research

This is why it's so important for us that mEinstein AI was truly driven by the community, **The Community Driven AI**

But why is that so important? There are billions of us on this Earth. We all like to learn from each other, yet maintain our individuality. So, every mEinstein user gets a seat at the table, and is, in effect, an influencer. User feedback and customer co-creation are sacred at mEinstein. Using our community's vote and opinion we drive and feed the evolution of **mEinstein AI.** These AI insights and solutions help mEinstein learn and provide better and more helpful advice to the users. **But how?**

The power of Blockchain & Web3 - The DAO
To make all these AI voting power and data ownership systems possible and incorruptible we had to resort to an incredible technology that is changing the world: **Blockchain & DAOs** (Decentralized Automated Organizations).

Co-Create AI with the Community

Through our DAO users will be able to **vote on the evolution of the AI assistant** and also enter an ethical & transparent **Data Exchange Marketplace** that allows the community to monetize their data and AI that they create as a community in an ethical, transparent, and open way to ethical data buyers.

Graphic here

We are now ready to hand this power over to the people – the community at large. Let the mission to decentralize AI evolution & Data Ownership begin.

Meet mEinstein. The Community-driven AI assistant


mEinstein AI
A powerful advisor for a dynamic life
Suggestion - Insights - Reminders
Community Framework
Conversational AI
Decentralized marketplace
Financial Simulator
Can you help me with my spending?
Please find vegan nutrition experts to help me
Marketplace
More vegan suggestions?

mEinstein AI also known as **mE AI**, trained for over 4 years to become an expert in some of the most fundamental domains of life to help us make informed decisions, guide, advise, and make our overwhelming daily life routine a little bit easier.

How? By **continuously learning** and **providing suggestions and recommendations** to the user in the areas like:

- Personal Finance
- Personal Care
- Family Care
- Car Maintenance
- Home Maintenance
- Travel & Vacations

As AI is becoming more of a general-purpose technology, the ability to use AI to address and **solve daily life tasks** and challenges **is real now.**

From simple things like finding the best summer camp for kids as they grow or college students planning spring breaks with limited budgets to more complex tasks like professionals planning their careers based on a holistic view of life events and their impact on health and finances, mE AI can help the user make informed decisions based on their financial and personal situations.

In the process of helping the user with daily life decisions, **mEinstein AI** creates a global **marketplace of service and product opportunities** to connect users with providers. This marketplace is open and viewable to any provider and searchable by any search engine.

mEinstein AI allows users to market and monetize their data and usage - Sell their own DATA (e.g. appliance repair history, vacation preferences, spending trends etc.) or provide services or products directly through **mEinstein AI's Decentralized Service Marketplace**. More on this topic further down.

Today, mE AI encompasses an ecosystem of finance, home, auto, family care, personal care, activities, and vacations with 6 customizable AI agents. In the future, we intend to also include Career, Living & Entertainment, Health & Wellness, and finally Shopping.

Just a few of the tasks that mE AI will do for you:

- **mEinstein AI can engage in open conversation:** With mE AI you can really talk about personal finances, and nutrition, ask for healthy recipes or ideas for a new trip. Having an expert advisor in your pocket has never been this real.

- **mEinstein AI can analyze your cash flow** and determine when the most optimal moment is to save, take a loan, spend or invest. Do you want to buy a new car?, mE AI can advise you on when you can do it and how much you can really afford.
- **mEinstein AI can detect if your diet is adequate according to the objectives** you set, suggest changes, and even connect you with an expert to help you achieve your goals.
- **mEinstein AI can help you save money on your car maintenance** by detecting what type of maintenance your car needs and finding the most convenient time and place to do it, considering cost and quality of service.
- **mEinstein AI can automatically create a complete vacation plan** from flights and hotels to tours and experiences all based on your likes, budget, and personal preferences and circumstances. Over 24.000 - destinations, experiences, hotels, restaurants & more!
- **mEinstein AI can connect you with over 80 million service providers** to help you with whatever you need. Yoga? Roof repair? Chef? You name it.
- **mEinstein AI can help you maintain your savings or personal care goals** by reminding you of spending limits or suggesting healthy food in your local area that fits your fitness goals.
- **With mEinstein AI, you have the option to SELL YOUR OWN DATA:** You can make money by collaborating and co-creating AI and selling your data to prospective buyers.

THE TEAM



Prithwi Thakuria
President - Founder
Technology & Strategy
Cris Cantolla
CEO & Co-Founder
Global Market Strategies & AI
Lekha Mishra
CTO & Co-Founder
Product Development
Shivang Trivedi
Co-Founder
Architecture & Engineering
Mark Iamonaco
Lead Investor
Tod Binkowski
Advisor
Shashi Mishra
Director of Product Management


Prashant Kumar
Head of backend
Shivam Sisodiya
Head of AI
Deep Chaturvedi
Software Engineer
Rishabh Trivedi
Software Engineer
Mohd Shoaib
Software Engineer
Dorannia Flores
Visual Identity Manager
Ray Avila
Associate Creative Director

We come from vastly different backgrounds, continents, cultures, and languages but with 3 elements in common: 1) Passion for the technologies that define our world and the way they can shape our future, 2) Exceptional skills, determination & leadership to build amazing companies, and 3) Share the same purpose - to improve the quality of life, opening knowledge and giving back control to the community all through the power of AI.

Our team is made up of innovators, visionaries, VCs, AI engineers, data scientists, data architects, dev ops, marketing strategy specialists, brand image specialists, filmmakers, motion designers, and highly creative minds, all united under the same mission.

A powerful advisor for your dynamic life:

What if we all had all the answers, at our fingertips, that we needed to make informed decisions to succeed!

Most AI Assistants (e.g. Alexa, Google Home, Siri etc.) are limited. They only serve as voice commands for smartphones to do basic searches, play music, set reminders, and maybe crack a "funny joke". That is not what we call AI at mEinstein AI.

mE AI is the first AI assistant focused on enhancing life and helping you in your overwhelming routine decision-making - bills, career, future. It is a personal computing system designed to greatly enhance your ability to retrieve, analyze and interpret vast amounts of information and help you make informed decisions.

mE AI can take instructions, observe, advise, reason, plan, and act on your behalf. It is your digital productive persona. It can understand you in natural language and it continuously learns about you.

THE COMMUNITY-DRIVEN AI


$12
Community Framework
Introducing the community framework
Collaborate to create the AI you want
• Monetize your insights & collaboration
• Get monthly rewards and redeem them for real cash
• Access exclusive benefits for the mE Community
mEinstein AI

Meet the Community-Driven AI, a place where we all get a seat at the table.

Community Framework & Rewards System:

The "mE AI" community is a space where everyone can create, collaborate, and vote for the evolution of AI that will best serve the community. Community Co-creation, Inclusion & Participation are our KEY values. In effect, every mEinstein AI user gets a seat at the table and is an influencer within the community. User feedback and co-creation are sacred.

The AI assets that the community creates are made available for sale through the mE marketplace and the profits are shared generously and fairly with the community. The Rewards system is where we recognize the expertise and contribution of members in creating the catalog of AI assets across the 6 domains.

Data Ownership: Power to the People!


9:41
Back
Sell
Delete
90MB
$3.00
Finance Data
50MB
Travel Data
10MB
Nutrition Data
20MB
Home Care Data
Sell Data
Data Ownership
Total control to sell or delete your data with Data Exchage
Use mE AI for whatever you need
Select data from your usage to put up for sale
Redeem for real CASH or Crypto. Your choice
mEinstein AI

For way too long, businesses have taken advantage of technologies to use and manipulate users in the guise of helping them. These businesses have profited immensely while users' privacy, confidentiality, and trust were compromised.

We wanted to turn the tables and return power back to the users; and we also wanted the users to have control and power to shape the conversation, with their most important currency, their data.

At mE, data is of the user, by the user, and for the user. We do not use, see, sell, or market the user's data. mE AI allows the user full control and rights to the value of their data. The user decides when and what (if any) information they want to sell. This is an AMAZING power that we always wanted to return to the user. Users can now generate revenue by selling their data because it's theirs!

We believe that what mE AI has to offer in terms of absolute privacy, control over their data, and monetization of data will be of strong appeal and stickiness to the users.

Instead of advertisers having the ability to target users, at mEinstein AI, users can target services based on their needs, and decide to contact service providers only when needed. In effect, micro-segmentation and "accountable marketing" brought together, which has been elusive for advertisers to date.

Data Exchange Marketplace: A transparent & ethical Data Exchange Marketplace powered by blockchain.

Using the **Data Exchange Marketplace** users not only have complete ownership rights over their data as Non-Fungible Tokens but they will also be able to track each data package they sell by Owner ID, Buyer ID to identify verified data buyers, Transaction ID, and Data Contract ID. Creating a traceable network of data exchange that empowers the community and creates a transparent data industry.


9:41
Back
Sell
Delete
Your data
10KB
Reward
$35.00
Finance Data 50MB
10/24/2021
Personal Care Data 10MB
10/24/2021
Nutrition Data 20MB
Home Care Data 40MB
Sell Data
9:26
Back
Sell
Delete
× 2
Total Data Selected 10KB
Finance Data 50MB
Personal Care Data 10MB
Travel Data 10MB
Home Care Data 40MB
Delete Data
9:41
Back
Sell
Delete
Data Monetization
You are about to sell your data. Please confirm before making the Data Monetization transaction.
Payment Methods
Bank Account
Eth
Bitcoin
You will receive
35.00 USD
Owner ID
0x2dn34nd43n3n0b
Buyer ID
0x33n4n5n3n4m5m
Transaction ID
0xb3b5n8g2334n2m
Contract Number
0xad3abd4bae23db
Previous
Confirm Data Monetization


Available Data Contracts
Browse across available Data contracts to monetize.
+ 200
Financial Data for App Survey
Financial spending and budgeting data needed for new fianncial b2b tool.
REQUIREMENTS: 1
20KB+ Financial Data
LOCKED
People who have earned this:
+ 40
Nutritional Data for medical research
Medical Research Institude of Canada needs data for nutritional study
REQUIREMENTS: 1
30KB+ Nutritional data
LOCKED
People who have earned this:
+ 80
Car Maintenance Data for Self Driving Cars
Self Driving Cars AI StartUp needs maintenance data for AI solutions
REQUIREMENTS: 1
1MB+ of Car Maintenance Data from 2021 - 2022
LOCKED
People who have earned this:
+ 60
Budgeting Data for University Research
University research to improve spending habits needs budgeting data to improve edcuation programs
REQUIREMENTS: 1
5kb+ of financial data | 5kb+ budgeting data
LOCKED
People who have earned this:

Now users have the power to select data generated by the usage of the AI Assistant or the Data Generation features, choose what type of data they want to monetize, and then look for the multiple available data contracts that will establish the data they are selling and the estimated price by KB that that Data buyer is paying for the data package.

Decentralization:

Decentralization is the key to complete privacy and security.

What does it mean? It means the mE AI resides exclusively on your device and not on our servers. As such, only you have control of it and access to it, no one else.

Billions of devices working locally for Personal AI, but participating globally for Community AI. This provides limitless processing as computing is done on each individual's device, for personalized AI, with localized Data and AI logic.

mE Service Marketplace:



World's First Decentralized Service Marketplace
Solve Anything, Anywhere, Anytime
Find Service Providers across the US
Experts on thousands of trades to assist you
Advanced AI matchmaking to find experts based on your needs & quality
Connect with Local or National services & experts
mEinstein AI
Marketplace

While large businesses are important, **independent, small, and medium-sized businesses make up the heart and soul of local communities.** In fact, small & medium size businesses represent almost half of the economy in most developed countries around the world.

That is why we created an AI-powered marketplace that helps businesses connect automatically with users' needs in a completely decentralized, fair, and unbiased marketplace that connects users to more than 80 million service providers.

Moreover, any mE user can become an mE provider in the marketplace. So say, you are an IT Engineer during the week and on weekends you want to give guitar lessons, the mE marketplace can connect you with interested guitar students.

What happens when you combine the world's most powerful AI assistant with a Web3 Decentralized Service Marketplace?

6 AI Agents - 1 Advisor

Meet the AI domains

Personal Care




A partner for a healthier life
Any suggestions for Personal Care
Here are some suggestions for Personal Care
Would you like to place an order at the Veggie Store?
Booking Yoga at 8 am
Would you like mE to book a personal trainer for this week?
Any suggestions for personal care
mE
mEinstein AI

A partner for a healthier life, from setting up reminders and appointments for pedicures and manicures, to advice on diets, gym, and meditation, mEinstein AI is packed with extensive knowledge from studies, books, recommendations by experts, and data sets, all focused on providing you with the tools to achieve that lifestyle.

Personal Finance:


Financial decision making for everyone
Any suggestions for Personal Finances
Here are some suggestions for Personal Finances
You are still on track!
Any suggestions for personal finances
mE
mEinstein AI

A wise companion for those crucial decisions in life. Every action and decision you make has an impact on your personal finances. Financial decisions are probably the hardest to make, and not everyone can access the knowledge of a financial expert to always make the right choices – well, until now. Trained by financial experts to help you, from keeping an eye on savings to performing impact analyses before making any purchase, the mE financial advisor will change the way to think about finances.

Vacation Planning & Exploration: Explorer's Mode


Any suggestions for Vacations and Exploring
Here are some suggestions for Vacations and Exploring
Your vacation plan to Thailand is ready
Read more
You'll need a daily budget of $80 for your Thailand adventure
Read more
Added Ray & Dora to trip
Any suggestions for Vacations and Exploration
A partner for adventures
mE
mEinstein AI

Life is "NOW," and there is no better way to celebrate it than by traveling, exploring, and experiencing new cultures. Because we know how crucial a good adventure is for the soul, we also wanted to use the power of AI to help travelers keep their adventures going. That's why **mE Explorer's Mode** is packed with over **24,000 destinations**. Now you can **ask mE to create a complete vacation plan based on your likes and budget**, find new activities to do, or quickly find what you need at the right place and the right time.

Are you going places? Try mE's Explorer.

Family Care:


Any family activities for this week?
Here are some suggestions for Preventive Maintenance
4 Available activities for upcoming birthday: Josh
Read more
Booking Judo classes for Jake the 7th
Read more
Yearly veterinary check for Max
Read more
Any family activities for this week?
Carefree routine focus on what matters
mE
mEinstein AI

Family life, as beautiful as it is, can be very chaotic at times. There are responsibilities, chores, and problems to solve. Taking care of parents, pets, and kids, from finding the right camp to scheduling a vet appointment, family care can be overwhelming. **mE AI can help share the burden of these time-consuming tasks.** Once you instruct mE to assist you, your worries are taken care

consuming tasks. Once you instruct mE to assist you, your worries are taken care of.

mEinstein AI can automatically find nearby activities that fit family's needs and likes, upcoming dates like birthdays & anniversaries. mE AI can also suggest health check-ups according to your family members' age, and even connect you to services matching their needs or interests.

Preventive Maintenance: Car & Home



Any suggestions for Preventive Maintenance
Here are some suggestions for Preventive Maintenance
Rainy season coming soon
Would you like me to look for Roof Repair services?
5 Things to Know About Oil Changes for Your Car
Any suggestions for preventive maintenance
Home and Car care has never been this easy
mE
mEinstein AI

Our home is our sanctuary, and our car, well what would you do without it? Taking proper care of them, however, can require a lot of attention and even some technical knowledge. Not any more - just ask mE to keep an eye on them for you. mEinstein AI will analyze and determine when and where you should do your next oil change; or who is best to provide pool maintenance, roof repairs, etc. mE AI will provide you with cost estimates and also connect you with service and product providers that will best serve your needs. Keep things working with mE and enjoy your day.

DAO Features - (Decentralized Autonomous Organization)

A DAO is a decentralized autonomous organization that through smart contracts (blockchain-based programs that validate conditions) allows us to create a transparent, incorruptible & decentralized organization. Our DAO is created to allow the community to empower itself through the vote of AI evolution and Data Ownership:

- Voting for the Evolution of the AI Assistant
- Collaborating with Data to train & evolve the AI in exchange for rewards
- Data Exchange & Monetization platform
- Gamified Data Generation features (Data Play-2-Earn)

Market Size

4
Billion +
Mobile Users Worldwide
Total Available Users

2
Billion +
Smartphone Users Worldwide
Total Addressable Users

$17
Billion +
Daily Decision Points ~7 per user*
Total Addressable Market

$62.4
Billion +
Market Size
Valued in 2020 at $62.4B

* https://buildfire.com/app-statistics/ [extrapolated from stats]

How big is the Market Size:

The **personal AI Market Size was valued at $62.4B in 2020** by (McKinsey).

Additionally, we believe there is a huge opportunity in making AI a transformative, general-purpose technology for the masses, with research suggesting that GenZ and Millennials will adopt AI-based personalized support.

How big is mEinstein AI's market size?

Of the $62.4B total AI market size, mE's direct market size is approximately $17B worldwide. There are 4B mobile users worldwide, of which 2B are smartphone users – our addressable target population. Each user spends approximately 6.2 hours each day and uses 28 apps every month to address their personal needs. If these users create 7 decision points every day, that would translate into service or product opportunities totaling approximately $17B annually.

Business Model Flow



mE Creates Services & Products Marketplace
Create Shadows
Gets Advice
Agrees on Actions
Service Opportunities
Service Providers
mE Service Revenue generation
(See Slide - Unit Economics)
mE CREATES
mE CONNECTS
mE CONVERTS
Product Opportunities
Affiliates
User Contributes To Community Ai
mE Creates Topics
Generates Survey, Q/A
Selects Users to Send
Collects Answers
mE rewards User
mE Revenue Gen from Data Brokerage services
(See Slide - Unit Economics)
mE crawler for Trending Topics
Creates AI Insights
Serves Community
Selects Content to Monetize
Put it on SALE
mE Monetization Dashboard
mE Data Broker Service
Buyers
User Revenue generation Includes Data Sales + AI Surveys
(See Slide - Unit Economics)
User Sells His Data

Evolution & Current Progress


mEinstein AI
The Evolution of mE AI
We are here
MVP
Basic Voice Commands
Basic Suggestion
Reminders
Version 1
+500 Voice commands
Advanced suggestion system for 6 verticals
Basic task automation for 6 verticals
Service Marketplace
Financial simulator
Next Gen Conversational AI
Conversational General AI agent
Conversational Nutrition AI Agent
Conversational Fitness AI agent
Conversational Finances AI agent
Conversational Travel AI agent
Advanced complex decision making automation based on AI
Advanced Complex task automation based on AI
Blockchain service marketplace (Beta 1.0 ready)
Version 2.0
Use of Funds
Integrate new AI features to upgrade to version 2 (merge between v1 and v2 features)
Integrate new UI/UX to upgrade to v2
Integrate architecture to upgrade to v2
Launch to market

Going to Market


Goint to Market
• April Beta 2.0: Limited launch to test AI and get user feedback.
• Conversational AI
• Next-Gen AI brains is launched on April.
• New UI/UX
• Limited Scale - MA, NY, NH
• Marketing: PR + Influencers + NFTs + Content Marketing & Storytelling
• Jun - National Launch:
• Conversational AI
• Next-Gen AI brains is launched on April.
• New UI/UX
• Community Framework Beta v1.0
• Data Ownership Beta v1.0
• Marketing: PR + Influencers + NFTs + Content Marketing & Storytelling all in
mEinstein AI

Forward-looking projections cannot be guaranteed.

Use of Funds

Wefunder fee

Launch Beta 2.0: Limited Access

- Upgrade to New developed UI/UX

- Integrate new generation of AI's we developed

- Launch Beta 2.0 to Market

National Launch:

- Infrastructure

- Marketing & PR

- Launch Community Framework Beta 1.0

- Launch Decentralized Service Marketplace Beta 1.0 (Blockchain - Web3)

BECOME A MEINSTEIN EARLY INVESTOR TODAY

Please download our Pitch Deck: mEinstein AI Business Plan.pdf